UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 26, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated April 26, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: April 26, 2012	By:	/s/ “Alison T. Love”
Alison T. Love Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. Declares June 1 Dividends

CALGARY, Alberta, April 26, 2012 – Enbridge Inc. (TSX, NYSE: ENB) announced today that its Board of Directors has declared a quarterly dividend on its common shares of $0.2825 per share, payable on June 1, 2012 to shareholders of record on May 15, 2012. The amount of the dividend is consistent with the March 1, 2012 dividend.

Unusually, a portion of this specific common share dividend will not qualify for the enhanced dividend tax credit in Canada. This is because certain of the funds being distributed to shareholders will be sourced from funds received in the form of dividends from Noverco Inc., a private company investee of Enbridge, following the profitable sale of some of Noverco’s shares in Enbridge. Accordingly, this portion, currently estimated to be $0.2372 per share, will not be designated as an “eligible dividend” under Canadian tax rules. The remaining portion of the dividend, currently estimated to be $0.0453 per share, will be designated as an “eligible dividend” for Canadian federal income tax purpose. The whole dividend will still be a “qualified dividend” for U.S. tax purposes.

Enbridge will notify all shareholders of the amount of the eligible dividend by posting a notice on the Company’s website on or before the dividend is paid on June 1, 2012, and Canadian financial institutions will also provide detailed T5 year-end tax information in early 2013, allowing taxpayers to report their tax positions.

The Board also declared the following dividends on Enbridge’s preferred shares, all of which will be designated as eligible dividends:

•	A quarterly dividend of $0.34375 per share on Enbridge’s Preferred Share, Series A (ENB.PR.A). The dividend is payable on June 1, 2012 to shareholders of record on May 15, 2012.

•	A dividend of $0.25 per share on Enbridge’s Preferred Shares, Series B (ENB.PR.B). The dividend is payable on June 1, 2012 to shareholders of record on May 15, 2012.

•	A dividend of $0.25 per share on Enbridge’s Preferred Shares, Series D (ENB.PR.D). This dividend is payable on June 1, 2012 to shareholders of record on May 15, 2012.

•

A dividend of $0.3699 per share on Enbridge’s Preferred Shares, Series F (ENB.PR.F). This is the first dividend payment for these shares which were issued January 18, 2012, and will be payable on June 1, 2012 to shareholders of record on May 15, 2012. The regular quarterly dividend payable on the Series F preferred shares, which will take effect on the September 1, 2012 dividend payment, is $0.25 per share.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com